Resolutions of Board of Directors’ meeting

On March 29, 2005, our board of directors held a meeting, right after the 5th annual meeting of shareholders, to elect a new Chief Executive Officer, or CEO, and representative director. As a result of our board of directors meeting, we abolished our joint representative director system and the board of directors elected David Woong-Jin Yoon as our new Chief Executive Officer and representative director. Mr. Yoon previously served on our audit committee as an independent director. Mr. Richard Hyonkook Kim resigned from his post as CEO at our shareholders’ meeting held on the same day but will continue to remain as our key executive director and will focus more on our corporate strategy, business development and investor relations activities. Mr. Kim will also be responsible for overseeing our overseas subsidiaries.

The career details of Mr. Yoon, our new CEO, is as follows.

David Woong-Jin Yoon was elected as our independent director at our shareholders’ meeting in December 2004. Mr. Yoon had been the president and chief executive officer of R&A Holdings Korea Co., Ltd., company specializing in domestic and overseas investments, since January 2004. From 2002 to January 2004, Mr. Yoon served as the president and chief executive officer of Crosscert, a digital security company partially owned by Verisign. From 1997 to 2002, Mr. Yoon served as a managing director of Clarion Capital, a private equity investment company. While at Clarion, Mr. Yoon served as CEO of two IT invested companies. From 1994 to 1997, Mr. Yoon worked as a consultant at Boston Consulting Group, and from 1988 to 1992, he worked as a supervising senior accountant at KPMG. Mr. Yoon holds a bachelor’s degree in accounting and a master’s degree in business taxation from University of Southern California, and a MBA from Wharton School at University of Pennsylvania. Mr. Yoon is a certified public accountant in the United States.

Directors

Executive directors

The following table sets forth the names, age, positions at our company and the election dates of our executive directors as of March 29, 2005:

Name	Age	Position	Date elected as a director
Jung Ryool Kim	50	Chairman	April 4, 2000

David Woong-Jin Yoon	41	Representative Director and Chief Executive Officer	December 24, 2004

Richard Hyonkook Kim	40	Chief Strategy Officer	August 13, 2004

Kwan Shik Seo	44	Chief Financial Officer	April 14, 2004

Independent directors

Under the Nasdaq listing requirements Rule 4350(c), we are required to appoint a majority of our board of directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. We also comply with the Nasdaq listing requirements regarding audit committee requirements.

The following table sets forth the names, age, positions at our company and the election dates of our independent directors as of March 29, 2005:

Name	Age	Position	Date elected as a director
Myung Whan Suh	49	Independent director and audit committee member	December 24, 2004

Chan Joong Park	41	Independent director and audit committee member	March 29, 2005

So Young Choi	36	Independent director and audit committee member	March 29, 2005

Jong Mahn Park	39	Independent director	March 29, 2005

Mu Sik Jung	30	Independent director	March 29, 2005

Hyung Oh Yoo	40	Independent director	March 29, 2005

At our annual meeting of shareholders held on March 29, 2005, in accordance with applicable Korean laws and regulations, we asked our shareholders to elect five directors nominees meeting the definition of ‘‘independent directors’’ under Rule 4200 of the Nasdaq listing requirements. Prior to the shareholders’ meeting, three of our directors who were not independent resigned from their directorship positions. As a result, we currently have a majority of our board of directors comprised of independent directors in accordance with the Nasdaq listing requirements under Rule 4350(c).

Committees of the board of directors

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

- the audit committee
— the director nomination committee; and
— the compensation committee.

Audit committee

The audit committee currently consists of the following directors: Myung Whan Suh, Chan Joong Park and Hyung Oh Yoo, all of which are independent as set forth in the Nasdaq listing requirements. We replaced Mr. Yeon Ho Moon and Mr. David Woong-Jin Yoon with independent directors elected at the annual general meeting of shareholders held on March 29, 2005. All of our independent directors are financially literate and have accounting or related financial management expertise.

Director nomination committee

The Director nomination committee consists of the following three directors: Chan Joong Park, Jong Mahn Park and Hyung Oh Yoo, all of which are independent as set forth in the Nasdaq listing requirements. We replaced Mr. Yeon Ho Moon and Mr. David Woong-Jin Yoon with independent directors elected at the annual general meeting of shareholders held on March 29, 2005.

Compensation committee

The Compensation committee consists of following three directors: Mu Sik Jung, Chan Joong Park and So Young Choi, all of which are independent as set forth in the Nasdaq listing requirements. We replaced Mr. Yeon Ho Moon and Mr. David Woong-Jin Yoon with independent directors elected at the annual general meeting of shareholders held on March 29, 2005.